UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number:  1-14445

Full Title of the plan and the address of the plan, if different from that of the issuer named below:

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

(Title of the Plan)

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Haverty Furniture Companies, Inc.

780 Johnson Ferry Road

Suite 800

Atlanta, Georgia 30342

(Name and address of the issuer of the securities held pursuant to the Plan)

HAVERTY FURNITURE COMPANIES, INC.

THRIFT PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006
Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes as of December 31, 2006

Exhibits:

23.1 Consent of Windham Brannon, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Compensation and Employee Benefits Committee and Participants of

Haverty Furniture Companies, Inc. Thrift Plan

We audited the accompanying statements of net assets available for benefits of Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

June 21, 2007

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS
INVESTMENTS:
Money market fund	$3,615,269	$3,847,875
Bond mutual funds	2,711,252	2,036,894
Mutual funds	55,510,553	48,808,483
Foreign mutual funds	3,539,550	2,421,279
Unitized stock fund	2,078,454	2,070,301
	67,455,078	59,184,832

NET ASSETS AVAILABLE FOR BENEFITS	$67,455,078	$59,184,832

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For The Year Ended December 31, 2006

ADDITIONS:
Investment Income:
Net change in fair value of investments	$8,385,699
Dividends on common stock	38,972

Total Investment Income	8,424,671

Contributions:
Employer	1,481,627
Participants	5,065,394
Rollovers	189,297

Total Contributions	6,736,318

Total Additions	15,160,989

DEDUCTIONS:
Benefit payments	(6,876,453)
Participant transaction charges	(14,290)

Total Deductions	(6,890,743)

NET INCREASE	8,270,246

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	59,184,832

End of year	$67,455,078

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

1.	DESCRIPTION OF THE PLAN

The Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) is sponsored by Haverty Furniture Companies, Inc. (the “Company” and “Plan Sponsor”). The Plan is a “qualified cash or deferred arrangement” plan under Section 401(k) of the Internal Revenue Code (the “Code”). The following description of the Plan provides only general information. Further information about the Plan is contained in the Plan document, copies of which are available at the Company’s Human Resources office.

Eligibility

Company employees become eligible for participation in the Plan after they attain 21 years of age and complete 60 days of continuous, active employment. Plan entry dates are the first day of each month. An employee who is included in a unit of employees covered by a collective bargaining agreement is excluded from participating in the Plan unless otherwise provided in the written agreement.

Contributions

Eligible employees are automatically enrolled into the Plan, and pre-tax contributions are withheld at 2% of eligible compensation unless the employee elects differently. Eligible employees may elect to defer up to 80% of their compensation as defined by the Plan, generally not to exceed a maximum of $15,000 in 2006. Participants age 50 and older may make additional catch-up contributions of $5,000 in 2006 to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”).

The Company matches employee contributions at the rate of 50% for all contributions up to and including 2%, and 25% of the next 4%, of each participant’s annual compensation. Effective January 1, 2007, the Company will increase its matching contribution to 100% of the first 1% of eligible pay and 50% of the next 5% contributed by participants. The Company will also contribute an additional 2% of eligible pay to those individuals with at least 10 years of service and whose age plus years of service equal 65 on December 31, 2006. The Company’s matching contributions are allocated to the participant’s directed accounts.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, seven mutual funds, and the Company’s common stock via the Haverty Unitized Stock Fund. Participants may change their investment options on a daily basis. Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution, earnings on the investments in their account and charged with specific transaction charges for hardship withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

There are restrictions on purchases of Haverty Furniture Companies, Inc. common stock through the Plan via the Haverty Unitized Stock Fund (the “Fund”). The restrictions are as follows: 1) A maximum of one purchase transaction is allowed each thirty-day period; 2) Sell transactions are allowed each day, but sales out of the Fund may not exceed $50,000 in a single day; 3) The Fund cannot exceed 30% of a participant’s total account balance, or a maximum of $50,000; and 4) Reporting officers as defined by Section 16(b) of the Securities Exchange Act of 1934 and regional managers are prohibited from investing in the Fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on the number of years of service with the Company. The vesting schedule is as follows:

Years of Service	Percentage of Contributions Vested

Less than 2 years	0%
2	40%
3	60%
4	80%
5	100%

Forfeitures of employer contributions are used to offset employer matching contributions for the same and/or future Plan years. Forfeited non-vested amounts of approximately $132,278 and $99,790 were used to reduce employer contributions during the years ended December 31, 2006 and 2005, respectively.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

Payment of Benefits

At the time of death, total disability, retirement, or termination of services, the participant or their beneficiary may receive payment of the vested interest in their account.

The participant may elect to receive the portion of his/her account that is invested in the Haverty Unitized Stock Fund in cash, in whole shares of stock, or a combination of the two. All other investments are paid in a cash lump sum.

Participants are eligible to receive hardship withdrawals when certain conditions are met.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Contributions

Contributions are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

Investment Valuation

The Plan’s investments in mutual funds and money market funds are stated at fair value based on published market prices. The Haverty Unitized Stock Fund consists of a 95% Havertys stock position (“HVT”) and a 5% money market position. Each day the value of the portfolio is determined by the sum of the closing price of HVT multiplied by the number of shares held plus the value of the money market position.

Investment Income

Net change in fair value of investments includes realized and unrealized gains and losses on investments and interest and dividends on mutual funds. Dividend income on the Company’s common stock is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Participant Transaction Charges

A portion of the transaction fees for hardship withdrawals are charged directly to participants. The Plan Sponsor paid all other administrative expenses of the Plan during 2006.

3.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2006	2005

Dodge & Cox Balanced Fund	$26,179,278	$22,267,020
Federated Short-Term U.S. Government Trust	3,481,143	3,715,110
Lord Abbett Affiliated Fund	6,755,075	6,092,222
T. Rowe Small Cap Stock Fund	4,195,278	3,631,533
Vanguard Institutional Index Fund	17,901,332	16,379,667
American Europacific Growth Fund	3,539,550	*

* Investment was less than 5% of net assets

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

The Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Mutual funds	$8,082,618
Haverty Unitized Stock Fund	303,081

$8,385,699

4.	INCOME TAX STATUS

The Plan was restated effective January 1, 2005. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2006 and 2005, respectively, the Plan held 245,971 and 283,992 units of The Haverty Unitized Stock Fund, which invests in Haverty Furniture Companies, Inc. common stock, in addition to limited investments in short-term money market investments. The fair value of the Plan’s investment in the Fund at December 31, 2006 and 2005 was $2,078,454 and $2,070,301, respectively. During 2006 and 2005, the Plan received $38,972 and $46,530, respectively, in dividends on Haverty Furniture Companies, Inc. common stock which was used to purchase additional units of the Fund.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Supplemental Schedule

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN
EIN: 58-0281900 PN: 003
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments	(e) Current Value

*	Fiserv Trust Corporation	Money Market Fund	134,126
	Federated Short—Term U.S. Government Trust	Money Market Fund	3,481,143
	Federated U.S. Government Security 2-5 Years Fund	Mutual Fund	2,711,252
	Dodge & Cox Balanced Fund	Mutual Fund	26,179,278
	Lord Abbett Affiliated Fund	Mutual Fund	6,755,075
	T. Rowe Small Cap Stock	Mutual Fund	4,195,278
	American Funds Europacific Growth	Mutual Fund	3,539,550
	Vanguard Institutional Growth Index Fund	Mutual Fund	479,590
	Vanguard Institutional Index Fund	Mutual Fund	17,901,332
*	Haverty Furniture Companies, Inc.	Common Stock	2,078,454
			$67,455,078

*	Indicates a party-in-interest to the Plan. Note: Column (d) has not been presented as that information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

By:	HAVERTY FURNITURE COMPANIES, INC.

By:	/s/ Bonnie A. Webb
Bonnie A. Webb
Assistant Vice President, Human Resources

Date:	June 28, 2007